

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2018

Shui-Yi Kuo
Chief Financial Officer
Chunghwa Telecom Co., Ltd.
21-3 Hsinyi Road, Section 1
Taipei, Taiwan
Republic of China

> **Re: Chunghwa Telecom Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2017**
> **Filed April 27, 2018**
> **File Numbe 001-31731**

Dear Mr. Kuo:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Telecommunications